[CERAGON NETWORKS LOGO]


FOR IMMEDIATE RELEASE


               CERAGON NETWORKS LTD. REPORTS RECORD $12.3 MILLION
                             FOURTH QUARTER REVENUE

  Fourth Quarter and Fiscal Year 2000 Results Continue to Exceed Expectations


     TEL AVIV, ISRAEL, JANUARY 25, 2001- Ceragon Networks Ltd. (NASDAQ: CRNT), a global provider of high-capacity broadband wireless systems for next generation communications networks, today reported record results for the fourth quarter, which ended December 31, 2000. Revenues for the fourth quarter hit a record at $12.3 million, rising 48% over revenues of $8.3 million in the third quarter of 2000, and representing an increase of 416% over revenues of $2.4 million in the fourth quarter of 1999. The rapid revenue growth reflects the company's ability to capitalize on the emerging global demand for high-capacity broadband networks.

     Gross profit(*) in the fourth quarter was $5.4 million, or 43.7% of revenues, up from 43.2% in the third quarter of 2000, as compared to a gross profit of $0.6 million, or 25.3% of revenues, in the fourth quarter of 1999. Net loss for the fourth quarter of 2000 was $0.3 million, or $0.01 basic and diluted net loss per ordinary share, compared to $1.7 million, or $0.32 basic and diluted net loss per ordinary share, for the fourth quarter of 1999. This compares to a net loss in the third quarter of 2000 of $0.8 million.

     Revenues for fiscal year 2000 reached a record high of $29.2 million from $4.6 million in fiscal year 1999. Gross profit for fiscal year 2000 was $12.6 million, or 43.1% of revenues, compared to a gross profit of $0.9 million, or 20.4% of revenues, in fiscal year 1999. Net loss for fiscal year 2000 was $3.3 million, or $0.29

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
CERAGON REPORTS RECORD FOURTH QUARTER--2

basic and diluted net loss per ordinary share. Net loss for fiscal year 1999 was $5.6 million, or $1.08 basic and diluted net loss per ordinary share.

          (*) Gross profit, net loss and net loss per share are pro-forma (see note 1).

          "Our sequential growth rate of 48% and consistent gross margin improvement position us as the industry leader as we continue to execute our well conceived business strategy and clear product vision," said Shraga Katz, Ceragon's president and chief executive officer. "Our strong performance this quarter reflects the increased global demand for high-capacity connectivity in the metropolitan area. We've targeted and seized opportunities to expand our product line, build new partnerships and enhance our production capabilities. Delivering modular, flexible and scalable solutions to service providers enables them to generate immediate revenue and to bridge yesterday's networks to tomorrow's.

          "Beyond our impressive financial results, we were again first to market with higher capacity solutions. This quarter, Ceragon commercially deployed its 311 Mbps system and we are proceeding with customer trials on the 622 Mbps system. Ceragon's achievements in the fourth quarter and for the year 2000 exceeded expectations. Our leading position in the high-capacity market gives us confidence as we continue to implement our strategy in 2001."

          Ceragon's FibeAir 622 Mbps product was recently awarded Internet Telephony Magazine's Product of the Year and Wireless Communications Association International's (WCAI) Big Byte.


NOTE 1 - PRO-FORMA FINANCIAL PRESENTATION

          Pro-forma results are presented for informational purposes only. Pro-forma financial results exclude the effect of stock-based, non-cash deferred compensation expense and exclude the effect of non-cash dividend related to convertible preferred shares.

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CERAGON REPORTS RECORD FOURTH QUARTER--3

ABOUT CERAGON NETWORKS LTD.

Ceragon Networks Ltd. is a pacesetter in broadband wireless networking systems, enabling high-capacity connectivity in metropolitan areas. Uniquely designed for high-growth, global communications service providers to generate immediate revenue, Ceragon's commercially proven intelligent broadband network solutions support high-speed Internet access and integrated data, video and voice services. Ceragon's FibeAir product family operates across multiple licensed frequencies from 18 to 38 GHz while complying with North American and International standards and delivering IP, SONET/SDH and ATM broadband networks. Ceragon's products enable quick and cost-effective connections for capacity constrained business customers within their own networks, or as a gateway onto the backbone infrastructure. Founded in 1996, Ceragon is headquartered in Tel Aviv, Israel, with North American headquarters in New Jersey and European Headquarters in the UK. More information is available at www.ceragon.com. Ceragon Networks - the shape of next generation networks.



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
CERAGON REPORTS RECORD FOURTH QUARTER--4



                     CONSOLIDATED STATEMENTS OF OPERATIONS
             (In thousands of U.S. dollars, except per share data)
                                  PROFORMA (*)

                                                            FOR THE THREE MONTHS     FOR THE YEAR ENDED
                                                             ENDED DECEMBER 31           DECEMBER 31
                                                           ----------------------   ----------------------
                                                              1999        2000         1999        2000
                                                           ---------   ----------   ---------   ----------
Revenues................................................  $    2,386  $    12,316  $    4,552  $    29,197
Cost of revenues........................................       1,782        6,936       3,624       16,605
                                                          ----------  -----------  ----------  -----------
    Gross profit........................................         604        5,380         928       12,592
                                                          ----------  -----------  ----------  -----------
Operating expenses
 Research and development...............................       1,473        3,407       5,000        9,904

 Less: participation by the Chief Scientist of the
  Government of Israel..................................         525          450       1,621        2,211
                                                          ----------  -----------  ----------  -----------
 Research and development, net..........................         948        2,957       3,379        7,693
                                                          ----------  -----------  ----------  -----------
 Marketing and selling..................................       1,171        3,352       2,560        8,790
 General and administrative.............................         148          756         483        1,926
                                                          ----------  -----------  ----------  -----------
    Total operating expenses............................       2,267        7,065       6,422       18,409
                                                          ----------  -----------  ----------  -----------
Operating loss..........................................      (1,663)      (1,685)     (5,494)      (5,817)

Financing income (expenses), net........................         (17)       1,410         (89)       2,470
                                                          ----------  -----------  ----------  -----------
    Net loss............................................  $   (1,680) $      (275) $   (5,583) $    (3,347)
                                                          ==========  ===========  ==========  ===========
Net loss attributable to ordinary shareholders..........      (1,680)        (275)     (5,583)      (3,347)

Basic and diluted net loss per ordinary share...........  $    (0.32) $     (0.01) $    (1.08) $     (0.29)
                                                          ==========  ===========  ==========  ===========
Weighted average number of ordinary shares
 outstanding............................................   5,240,750   20,517,521   5,161,000   11,501,722
                                                          ==========  ===========  ==========  ===========

(*) Pro-forma results are presented for informational purposes only. Pro-forma financial results exclude the effect of stock-based non-cash deferred compensation expense and exclude the effect of non-cash dividend related to convertible preferred shares.


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
CERAGON REPORTS RECORD FOURTH QUARTER--5

                                 BALANCE SHEET
             (In thousands of U.S. dollars, except per share data)

                                                                              DECEMBER 31
                                                                           ------------------
                                                                              1999     2000
                                                                           --------  --------
Current assets
 Cash and cash equivalents                                                 $  1,149  $ 70,064
 Short-term deposits                                                             --    10,256
 Trade receivables, net                                                       1,851    12,705
 Other receivables                                                              688     5,300
 Inventories                                                                  2,723    22,190
                                                                           --------  --------
    Total current assets                                                      6,411   120,515
                                                                           --------  --------
Property and equipment
 Cost                                                                         1,963     8,469
 Less - accumulated depreciation                                                673     1,455
                                                                           --------  --------
                                                                              1,290     7,014
                                                                           --------  --------
Deposits with insurance companies                                               237       521
                                                                           --------  --------
    Total assets                                                           $  7,938  $128,050
                                                                           ========  ========
Current liabilities
 Trade payables                                                            $  1,850  $ 12,463
 Other payables and accrued expenses                                          1,196     3,494
                                                                           --------  --------
    Total current liabilities                                                 3,046    15,957
                                                                           --------  --------
Long-term liabilities
 Loan from related party                                                      1,173        --
 Accrued severance pay                                                          389     1,025
                                                                           --------  --------
    Total long-term liabilities                                               1,562     1,025
                                                                           --------  --------
    Total liabilities                                                         4,608    16,982
                                                                           --------  --------
Commitments

Shareholders' equity
 Share capital
   Ordinary shares of NIS 0.01 par value:
    Authorized - as of December 31, 1999 and 2000
     17,500,000 and 57,500,000 shares respectively; issued and
      outstanding
     as of December 31, 1999 and 2000 5,240,750                                  16        52
     and 20,517,521 shares, respectively
   Preferred shares of NIS 0.01 par value:
    Authorized - as of December 31, 1999 and 2000
     20,000,000 and nil shares respectively; issued and outstanding as of
     December 31, 1999 and 2000
     5,052,000 and nil shares, respectively                                     12         --
   Additional paid-in capital                                               25,471    170,348
   Deferred compensation                                                   (10,272)   (12,231)
   Accumulated deficit                                                     (11,897)   (47,101)
                                                                           --------  --------
 Total shareholders' equity                                                  3,330    111,068
                                                                           --------  --------

 Total liabilities and shareholders' equity                                $7,938    $128,050
                                                                           ========  ========

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
CERAGON REPORTS RECORD FOURTH QUARTER--6

                     CONSOLIDATED STATEMENTS OF OPERATIONS
             (In thousands of U.S. dollars, except per share data)

                                                               FOR THE THREE MONTHS       FOR THE YEAR ENDED
                                                                ENDED  DECEMBER 31            DECEMBER 31
                                                            -----------------------     -----------------------
                                                                1999        2000            1999       2000
                                                            ----------  -----------     ----------  -----------
Revenues                                                    $    2,386  $    12,316     $    4,552  $    29,197
Cost of revenues                                                 1,782        6,936          3,624       16,605
                                                            ----------  -----------     ----------  -----------
  Gross profit before non-cash compensation                        604        5,380            928       12,592
expense
Non-cash compensation expense                                       26          165             73          603
                                                            ----------  -----------     ----------  -----------
  Gross profit                                                     578        5,215            855       11,989
                                                            ----------  -----------     ----------  -----------

Operating expenses
  Research and development, net of non-cash
    compensation expense of $347, $883, $470, $3,408             1,473        3,407          5,000        9,904
  Less: participation by the Chief Scientist of the
    Government of Israel                                           525          450          1,621        2,211
                                                            ----------  -----------     ----------  -----------
  Research and development, net                                    948        2,957          3,379        7,693
                                                            ----------  -----------     ----------  -----------

  Marketing and selling, net of non-cash compensation
    expense of $349, $754, $664, $3,085                          1,171        3,352          2,560        8,790
  General and administrative, net of non-cash
    compensation expense of $213, $666, $551, $2,433               148          756            483        1,926
  Amortization of deferred compensation                            910        2,303          1,685        8,926
                                                            ----------  -----------     ----------  -----------
    Total operating expenses                                     3,177        9,368          8,107       27,335
                                                            ----------  -----------     ----------  -----------
Operating loss                                                  (2,599)      (4,153)        (7,252)     (15,346)
Financing income (expenses), net                                   (17)       1,410            (89)       2,470
                                                            ----------  -----------     ----------  -----------
    Net loss                                                $   (2,616) $    (2,743)    $   (7,341) $   (12,876)
                                                            ==========  ===========     ==========  ===========
Dividend related to convertible preferred shares                   --            --             --      (22,328)
Net loss attributable to ordinary shareholders                 (2,616)       (2,743)        (7,341)     (35,204)
Basic and diluted net loss per ordinary share               $   (0.50)  $     (0.13)    $    (1.42) $     (3.06)
                                                            ==========  ===========     ==========  ===========
Weighted average number of ordinary shares outstanding       5,240,750   20,517,521      5,161,000   11,501,722
                                                            ==========  ===========     ==========  ===========

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
CERAGON REPORTS RECORD FOURTH QUARTER--7

Certain statements concerning Ceragon's future prospects are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include: Ceragon's limited operating history and history of losses; Ceragon's dependence on a limited number of key customers, independent manufacturers and suppliers; Ceragon's ability to increase its manufacturing capacity; and the demand for Ceragon's products. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon's filings with the Securities and Exchange Commission. Ceragon makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

Contact:  Brad Ritter,
          GAJ Services Inc.
          740-363-2141
          britter@gajservices.com

          Daphna Golden (Investors)
          Ceragon Networks Ltd.
          972-3-645-5513
          ir@ceragon.com

          Laura Yatim (Media)
          Ceragon Networks Ltd.
          972-3-765-7560
          pr@ceragon.com


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